UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

NRG ENERGY, INC.

(Name of applicant)

901 Marquette Avenue, Suite 2300
Minneapolis, Minnesota 55402

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
10.0% Senior Notes due 2010	$500,000,000

Approximate date of proposed public offering: Upon the Effective Date under the Plan, presently anticipated to be on or about December 15, 2003, or as soon as possible thereafter.

Name and address of agent for service:

Scott J. Davido
NRG Energy, Inc.
901 Marquette Avenue, Suite 2300
Minneapolis, Minnesota 55402
(612) 373-5300

with copies to:

Margaret A. Gibson, P.C. Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Gerald T. Nowak Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

     The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the applicant.

SIGNATURE
EXHIBIT INDEX
EX-25.1 Statement of Eligibility of Trustee
EX-T3A Certificate of Incorporation
EX-T3B Bylaws of the Applicant
EX-T3C Form of Indenture
EX-T3E-1 Amended Disclosure Statement
EX-T3E-2 Amended Joint Plan of Reorganization
EX-T3G List of Subsidiaries of the Applicant

GENERAL

1.	General information.

(a)	The applicant, NRG Energy, Inc. (the “Applicant”), is a corporation.

(b)	The Applicant is organized under the General Corporation Law of the State of Delaware.

2.	Securities Act exemption application.

     On May 14, 2003 (the “Petition Date”), the Applicant and several of its subsidiaries filed a petition for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York. Also on the Petition Date, the Applicant filed a Plan of Reorganization (as subsequently amended and modified, the “Plan”) setting forth its plan for emerging from bankruptcy.

     Between 1996 and 2001, the Applicant issued the following series of senior notes: (i) $125 million of 7.625% senior notes due February 1, 2006 (the “NRG 06 Senior Notes”); (ii) $250 million of 7.5% senior notes due June 15, 2007 (the “NRG 07 Senior Notes”); (iii) $300 million of 7.5% senior notes due June 1, 2009 (the “NRG 09 Senior Notes”); (iv) $350 million of 8.25% senior notes due September 15, 2010 (the “NRG 10 Senior Notes”); (v) $350 million of 7.75% senior notes due April 1, 2011 (the “NRG 11 Senior Notes”); (vi) $500 million of 8.625% senior notes due April 1, 2031 (the “NRG 31 Senior Notes”); (vii) $340 million of 6.75% senior notes due July 15, 2006 (the “NRG 06 3d Supplemental Indenture Senior Notes”); and (viii) £160 million of 7.97% senior reset notes due March 15, 2020 (the “NRG 20 Senior Reset Notes”) (the foregoing series of senior notes are referred to collectively as the “NRG Senior Notes”). The entire principal amount issued for each NRG Senior Note was outstanding as of June 30, 2003 and December 31, 2002, respectively. The contractual interest requirements for the NRG Senior Notes was $21.9 million for the period from the Petition Date to June 30, 2003. Since June 30, 2003, the Applicant failed to make an $11.5 million interest payment on the NRG 06 3d Supplemental Indenture Senior Notes.

     The Applicant proposes to issue, as part of the Plan, $500 million of 10.0% senior notes due 2010 (the “New NRG Senior Notes”). The New NRG Senior Notes will be issued as a series of senior debt securities under an indenture to be entered into between the Applicant and Wilmington Trust Company, as trustee, a form of which is attached as Exhibit T3C (the “Indenture”). Capitalized terms used in this Application but not otherwise defined shall have the meaning set forth in the Plan, a copy of which is attached as Exhibit T3E-2.

     The New NRG Senior Notes will mature on the seventh anniversary of the Effective Date and will accrue interest commencing on the Effective Date payable semiannually in cash at a rate of 10% per annum.

     Pursuant to the Plan, the Applicant will issue the New NRG Senior Notes to holders of Allowed Claims against the Applicant and NRG Power Marketing, Inc., a Delaware corporation and wholly owned subsidiary of the Applicant, as part of the implementation of the Plan.

     The Applicant believes that the offer and sale of the New NRG Senior Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor, or are issued “principally” in such exchange and “partly” for cash or property. The Applicant believes that the issuance of securities contemplated by the Plan will satisfy the aforementioned requirements.

AFFILIATIONS

3.	Affiliates.

(a)	A list of subsidiaries of the Applicant is attached hereto as Exhibit T3G and is incorporated in its entirety herein by reference. Each subsidiary shown in Exhibit T3G is owned by the Applicant or its subsidiaries unless otherwise noted.

(b)	See Item 4 for directors and executive officers of the Applicant, some of whom may be deemed to be affiliates of the Applicant by virtue of their position.

(c)	Immediately following the Effective Date, the Applicant anticipates that investment funds affiliated with Matlin Patterson LLC will own 10% or more of the Applicant’s voting securities, based on their present holdings of debt securities of the Applicant and projected distributions under the Plan.

MANAGEMENT AND CONTROL

4.	Directors and executive officers.

(a)	Current directors and executive officers. The following table sets forth the names of and offices held by all current executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act) of the Applicant.

Name	Position

John R. Boken	Interim President and Chief Operating Officer

Leonard J. LoBiondo	Chief Restructuring Officer

Ershel C. Redd, Jr.	Senior Vice President, Commercial Operations

Scott J. Davido	Senior Vice President, General Counsel and Corporate Secretary

George P. Schaefer	Vice President and Treasurer

John P. Brewster	Vice President, Worldwide Operations

William T. Pieper	Vice President and Controller

     The following are the current directors of the Applicant: Leonard J. LoBiondo, Ershel C. Redd, Jr. and Scott J. Davido.

     The mailing address for each director and executive officer is c/o NRG Energy, Inc., 901 Marquette Avenue, Suite 2300, Minneapolis, Minnesota 55402.

(b)	Directors and executive officers as of the Effective Date. Pursuant to the Plan, upon the Effective Date, the board of directors for the reorganized Applicant shall consist of the post-reorganization CEO and ten (10) individuals, of which, six (6) directors shall be designated by the members of the Noteholder Group serving on the Official Unsecured Creditors Committee and four (4) directors shall be designated by the members of the Bank Group, comprised of the Applicant’s existing unsecured bank lenders. Pursuant to the Bankruptcy Court process, the members will be identified prior to a confirmation hearing, which is currently scheduled to be held on November 21, 2003.

5.	Principal owners of voting securities.

     The Applicant is currently an indirect wholly owned subsidiary of Xcel Energy Inc. (“Xcel”). Immediately following the Effective Date, Xcel will no longer maintain an equity interest in the Applicant.

     Immediately following the Effective Date, the Applicant anticipates that investment funds affiliated with Matlin Patterson LLC will own 10% or more of the Applicant’s voting securities, based on their present holdings of debt securities of the Applicant and projected distributions under the Plan.

6.	Underwriters.

(a)	Within the three years prior to the date of the filing of this Application, the persons listed below have acted as an underwriter of the securities of the Applicant which are outstanding on the date of filing of this Application:

Principal Amount
Issue Date	($ mil)	Description	Underwriters

April 2, 2001	350	7.75% Senior Notes due 2011	Banc of America Securities LLC Bank of America Corporate Center 100 North Tryon Street Charlotte, North Carolina 28255	Salomon Smith Barney 388 Greenwich St., 38th Fl. New York, NY 10013

			ABN-AMRO Holding NV Gustav Mahlerlaan 10 1082 PP Amsterdam, The Netherlands	Deutsche Banc Alex Brown 1 South St. Baltimore, MD 21202

			BNP Paribas SA 16, boulevard des Italiens 75009 Paris, France	CIBC World Markets, Inc. BCE Place, 161 Bay St. Toronto, Ontario M5J 2S8, Canada

			Scotia Capital Markets 40 King Street West Scotia Plaza, P.O. Box 4085, Station “A” Toronto, Ontario M5W 2X6, Canada	Westdeutsche Landesbank Herzogstrasse 15 40217 Düsseldorf, Germany

Girozentrale (WestLB) Herzogstrasse 15 40217 Düsseldorf, Germany

April 2, 2001	340	8.625% Senior Notes due 2031	Banc of America Securities LLC Bank of America Corporate Center 100 North Tryon Street Charlotte, North Carolina 28255	Salomon Smith Barney 388 Greenwich St., 38th Fl. New York, NY 10013

			ABN-AMRO Holding NV Gustav Mahlerlaan 10 1082 PP Amsterdam, The Netherlands	Deutsche Banc Alex Brown 1 South St. Baltimore, MD 21202

			BNP Paribas SA 16, boulevard des Italiens 75009 Paris, France	CIBC World Markets, Inc. BCE Place, 161 Bay St. Toronto, Ontario M5J 2S8, Canada

			Scotia Capital Markets 40 King Street West Scotia Plaza, P.O. Box 4085, Station “A” Toronto, Ontario M5W 2X6, Canada	Westdeutsche Landesbank Herzogstrasse 15 40217 Düsseldorf, Germany

Girozentrale (WestLB) Herzogstrasse 15 40217 Düsseldorf, Germany

July 11, 2001	340	6.75% Senior Notes due 2006	Banc of America Securities LLC Bank of America Corporate Center 100 North Tryon Street Charlotte, North Carolina 28255	Deutsche Banc Alex Brown 1 South St. Baltimore, MD 21202

			Tokyo-Mitsubishi International PLC 6 Broadgate	Williams Capital Group LP 650 Fifth Avenue, 10th Floor

{Principal Amount
Issue Date	($ mil)	Description	Underwriters

			London EC2M 2AA United Kingdom	New York, NY 10019

			ABN AMRO Incorporated Gustav Mahlerlaan 10 1082 PP Amsterdam, The Netherlands	Barclays Capital 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom

TD Securities Inc. Toronto-Dominion Centre, King St. West and Bay St. Toronto, Ontario M5K 1A2, Canada

July 11, 2001	160	8.625% Senior Notes due 2031	Banc of America Securities LLC Bank of America Corporate Center 100 North Tryon Street Charlotte, North Carolina 28255	Deutsche Banc Alex Brown 1 South St. Baltimore, MD 21202

			Tokyo-Mitsubishi International PLC 6 Broadgate London EC2M 2AA United Kingdom	Williams Capital Group LP 650 Fifth Avenue, 10th Floor New York, NY 10019

			ABN AMRO Incorporated Gustav Mahlerlaan 10 1082 PP Amsterdam, The Netherlands	Barclays Capital 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom

TD Securities Inc. Toronto-Dominion Centre, King St. West and Bay St. Toronto, Ontario M5K 1A2, Canada

(b)	No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization.

(a)	As of June 30, 2003, the Applicant has the following securities issued and outstanding:

Title of Class	Amount Authorized	Amount Outstanding

Common Stock	200	4
Common stock	100	1
Class A common stock	100	3
Preferred Stock	100	0
7.625% Senior Notes due 2006	$125,000,000	$125,000,000
7.5% Senior Notes due 2007	$250,000,000	$250,000,000
7.5% Senior Notes due 2009	$300,000,000	$300,000,000
8.25% Senior Notes due 2010	$350,000,000	$350,000,000
7.75% Senior Notes due 2011	$350,000,000	$350,000,000
8.625% Senior Notes due 2031	$500,000,000	$500,000,000
6.75% Senior Notes due 2006	$340,000,000	$340,000,000
7.97% Senior Notes due 2020	$160,000,000	$160,000,000
8.0% Remarketable or Redeemable Securities due 2013	$240,000,000	$240,000,000
8.7% Remarketable or Redeemable Securities due 2005	$250,000,000	$250,000,000
Equity Units (NRZ)	11,500,000	11,500,000

Immediately following the Effective Date, the Applicant currently expects to have the following securities authorized and outstanding:

Title of Class	Amount Authorized	Amount Outstanding

Senior Notes due 2010	$500,000,000	$500,000,000
Xcel Note	$10,000,000	$10,000,000
Common Stock, par value $0.01 per share	500,000,000	100,000,000
Preferred Stock, par value $0.01 per share	10,000,000	0

(b)	Common Stock. Holders of Common Stock will be entitled to one vote per share on all matters submitted to a vote of holders of Common Stock.

(c)	Preferred Stock. Holders of Preferred Stock will be entitled to one vote per share on all matters submitted to a vote of holders of Preferred Stock.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

     The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of the Indenture filed as Exhibit T3C hereto. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

(a)	Events of Default; Withholding of Notice

     The following events are defined in the Indenture as “Events of Default”: (i) the Company fails to pay interest on any Note when the same becomes due and payable and the default continues for a period of 30 days; (ii) the Company fails to pay the principal on any Note when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) and the default continues for a period of five days; (iii) the Company defaults in the observance or performance of any other covenant or agreement contained in the Indenture and which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes; (iv) the Company fails to pay at final stated maturity (giving effect to any applicable grace period and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary (other than a Securitization Entity) other than Indebtedness owed to the Company or any Restricted Subsidiary, whether such Indebtedness now exists or is created after the date of the Indenture, and such failure continues for a period of 20 days or more, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated, in each case with respect to which the 20-day period described above has passed, aggregates $100 million or more at any time; (v) one or more judgments in an aggregate amount in excess of $25 million (net of any amounts for which a reputable and creditworthy insurance company has acknowledged liability in writing) shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; (vi) the Company or any Significant Subsidiary (A) commences a voluntary case or proceeding under any Bankruptcy Law with respect to itself, (B) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding under any Bankruptcy Law, (C) consents to the appointment of a Custodian of it or for substantially all of its property, (D) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it, (E) makes a general assignment for the benefit of its creditors, or (F) takes any corporate action to authorize or effect any of the foregoing; provided, that if a Significant Subsidiary is in Reorganization Proceedings as of the Effective Date, then the foregoing shall constitute an Event of Default with respect to such Significant Subsidiary only if the foregoing occurs following the exit by such Significant Subsidiary from Reorganization Proceedings; or (vii) a court of competent jurisdiction enters a judgment, decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any Bankruptcy Law, which shall (A) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or such Significant Subsidiary, (B) appoint a Custodian of the Company or any Significant Subsidiary or for substantially all of its property or (C) order the winding-up or liquidation of its affairs; and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days; provided, that if a Significant Subsidiary is in Reorganization Proceedings as of the Effective Date, then the foregoing shall constitute an Event of Default with respect to such Significant Subsidiary only if the foregoing occurs following the exit by such Significant Subsidiary from Reorganization Proceedings.

     If any Default or Event of Default has occurred and is continuing or if any Holder seeks to exercise any remedy hereunder with respect to a claimed Default or Event of Default under the Indenture or the Notes, the Company shall deliver to the Trustee, at its address set forth in Section 13.02 of the Indenture, by registered or certified mail or by facsimile transmission followed by hard copy by registered or certified mail an Officers’ Certificate specifying such event, notice or other action within five Business Days of its becoming aware of such occurrence.

     The Indenture provides that if a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Noteholder notice of the uncured Default or Event of Default within 90 days after such Default or Event of Default occurs. Except in the case of a Default or an Event of Default in payment of principal of, or interest on, any Note, including an accelerated payment and the failure to make payment on the Change of Control Payment Date pursuant to a Change of Control Offer or on the Proceeds Purchase Date pursuant to a Net Proceeds Offer and, except in the case of a failure to comply with Article Five of the Indenture, the Trustee may withhold the notice if and so long as its Board of Directors, the executive committee of its Board of Directors or a committee of its directors and/or Trust Officers in good faith determines that withholding the notice is in the interest of the Noteholders.

     Subject to Section 2.09 of the Indenture, the Holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it, including any remedies provided for in Section 6.03 of the Indenture. Subject to Section 7.01 of the Indenture, however, the Trustee may refuse to follow any direction that the Trustee reasonably believes conflicts with any law or the Indenture, that the Trustee determines may be unduly prejudicial to the rights of another Noteholder, or that may involve the Trustee in personal liability; provided, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and provided, further, that this provision shall not affect the rights of the Trustee set forth in Section 7.01(d) of the Indenture.

     If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on the Notes or to enforce the performance of any provision of the Notes or the Indenture. The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Noteholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

(b)	Authentication and Delivery of New NRG Senior Notes; Absence of Proceeds

     Two Officers, or an Officer and an Assistant Secretary, shall sign, or one Officer shall sign and one Officer or an Assistant Secretary (each of whom shall, in each case, have been duly authorized by all requisite corporate actions) shall attest to, the Notes for the Company by manual or facsimile signature. If an Officer or Assistant Secretary whose signature is on a Note was an Officer or Assistant Secretary at the time of such execution but no longer holds that office or position at the time the Trustee authenticates the Note, the Note shall nevertheless be valid. A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture. The Trustee shall authenticate Notes for original issue in the aggregate principal amount not to exceed $500 million upon written orders of the Company in the form of an Officers’ Certificate. The Officers’ Certificate shall specify the amount of Notes to be authenticated, the date on which the Notes are to be authenticated and the aggregate principal amount of Notes outstanding on the date of authentication, and shall further specify the amount of such Notes to be issued as the Global Note or Physical Notes. The aggregate principal amount of Notes outstanding at any time may not exceed $500 million, except as provided in Section 2.07 of the Indenture.

     The Trustee shall not be required to authenticate Notes if the issuance of such Notes pursuant to the Indenture will affect the Trustee’s own rights, duties or immunities under the Notes and the Indenture in a manner which is not reasonably acceptable to the Trustee. The Trustee may appoint an authenticating agent (the “Authenticating Agent”) reasonably acceptable to the Company to authenticate Notes. Unless otherwise provided in the appointment, an Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such Authenticating Agent. An Authenticating Agent has the same rights as an Agent to deal with the Company and Affiliates of the Company.

     The Notes shall be issuable in fully registered form only, without coupons, and in denominations of whole dollar integrals.

     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New NRG Senior Notes because the New NRG Senior Notes will be issued to certain holders of unsecured claims against the Company and NRG Power Marketing, Inc., as part of the implementation of the Plan.

(c)	Discharge of the Indenture

     The Company may terminate its obligations under the Notes and the Indenture, except those obligations referred to in the penultimate paragraph of Section 8.01 of the Indenture, if all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid or Notes for whose payment U.S. Legal Tender has theretofore been deposited with the Trustee or the Paying Agent in trust or segregated and held in trust by the Company and thereafter repaid to the Company, as provided in Section 8.05 of the Indenture) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it hereunder, or if: (a) either (i) pursuant to Article Three of the Indenture, the Company shall have given notice to the Trustee and mailed a notice of redemption to each Holder of the redemption of all of the Notes under arrangements satisfactory to the Trustee for the giving of such notice or (ii) all Notes have otherwise become due and payable under the Indenture; (b) the Company shall have irrevocably deposited or caused to be deposited with the Trustee or a trustee satisfactory to the Trustee, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds in trust solely for the benefit of the Holders for that purpose, U.S. Legal Tender in such amount as is sufficient without consideration of reinvestment of such interest, to pay principal and interest on the outstanding Notes to maturity or redemption; provided, that the Trustee shall have been irrevocably instructed to apply such U.S. Legal Tender to the payment of said principal, premium, if any, and interest with respect to the Notes; (c) no Default or Event of Default with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument or agreement to which the Company or any of its Subsidiaries is a party or by which it is bound; (d) the Company shall have paid all other sums payable by it under the Indenture; and (e) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent providing for the termination of the Company’s obligations under the Notes and the Indenture have been complied with.

(d)	Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Covenants Contained in the Indenture

     The Company shall deliver to the Trustee, within 120 days after the end of the Company’s fiscal year, an Officers’ Certificate, one of the signers of which shall be the principal executive officer, principal financial officer or principal accounting officer of the Company, stating that a review of its activities and the activities of its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture and further stating, as to each such Officer signing such certificate, that to the best of such Officer’s knowledge the Company during such preceding fiscal year has kept, observed, performed and fulfilled each and every such covenant and no Default or Event of Default occurred during such year and at the date of such certificate there is no Default or Event of Default that has occurred and is continuing or, if such signers do know of such Default or Event of Default, the certificate shall describe the Default or Event of Default and its status with particularity. The Officers’ Certificate shall also notify the Trustee should the Company elect to change the manner in which it fixes its fiscal year end.

9.	Other obligors.

     The Applicant is the sole obligor of the New NRG Senior Notes.

     Contents of application for qualification. This application for qualification comprises (a) pages numbered 1 to 10, consecutively, (b) the statement of eligibility of the trustee under the indenture to be qualified, and (c) the following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

T3A	Certificate of Incorporation of the Applicant.

T3B	Bylaws of the Applicant.

T3C	Form of Indenture, to be dated as of the Effective Date, by and between the Applicant and Wilmington Trust Company, as Trustee.

T3D	Not applicable.

T3E-1	Third Amended Disclosure Statement For Debtors’ Second Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code.

T3E-2	Debtors’ Second Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code.

T3G	List of subsidiaries of the Applicant.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, NRG Energy, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Minneapolis and State of Minnesota, on the 14th day of October, 2003.

		By	//Scott J. Davido//

Senior Vice President and General Counsel
Attest:	//Timothy W. O’Brien//	By	//George P. Schaefer//

	Deputy General Counsel		Vice President and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description

T3A	Certificate of Incorporation of the Applicant.

T3B	Bylaws of the Applicant.

T3C	Form of Indenture, to be dated as of the Effective Date, by and between the Applicant and Wilmington Trust Company, as Trustee.

T3D	Not applicable.

T3E-1	Third Amended Disclosure Statement For Debtors’ Second Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code.

T3E-2	Debtors’ Second Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code.

T3F	A cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 313(a), inclusive, of the Trust Indenture Act (to be included in Exhibit T3C)

T3G	List of subsidiaries of the Applicant.

25.1	Statement of Eligibility of Trustee on Form T-1.